June 11, 2012
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street N.E., Stop 3561
Washington, D.C. 20549

Attention:	Donald E. Field
Susan Block

Re:	JetBlue Airways Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 000-49728
Ladies and Gentlemen:
On behalf of JetBlue Airways Corporation, or JetBlue, set forth below is our response to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission, the Staff, regarding the above referenced filing set forth in the Staff's letter dated June 1, 2012. For your convenience, we have repeated each of the comments set forth in the Staff's letter followed by our responses to that comment.
Form 10-K for the Fiscal Year Ended December 31, 2011
Signatures, page 91

1.
Please confirm that in future filings you will revise the second half of your signature page to include the signature of your controller or principal accounting officer. Refer to Form 10-K, General Instructions D.(2). In this regard, we note that Donald Daniels, your controller and principal accounting officer, signed the first half of your signature page on behalf of the registrant but did not sign the second half of your signature page in his individual capacity.

Response: We confirm that, in future filings, we will revise the second half of our signature page to include the signature of our controller or principal accounting officer.

We appreciate the Staff's comments. If any of our responses require further explanation, please do not hesitate to contact me at (718) 709-3104.
Sincerely,
/s/ Donald Daniels
Vice President, Controller and
Chief Accounting Officer
(principal accounting officer)